SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 22, 2002

GOLDCORP INC.

(Registrant’s Name)

145 King Street West, Suite 2700
Toronto, Ontario MSH 1J8
CANADA
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [_]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOLDCORP INC.

NEWS RELEASE

SHAREHOLDERS APPROVE 2 FOR 1 SHARE SPLIT
INCREASED MARKET LIQUIDITY ANTICIPATED

Toronto, March 21, 2002 – GOLDCORP INC. (G: TSE; GG: NYSE) is pleased to announce that its shareholders approved today, by an overwhelming 99.7% of votes in favour, a special resolution to subdivide (split) each Goldcorp common share on a 2 (two) for 1 (one) basis. A total of 59.7% of the issued and outstanding shares were voted.

Management and the Board of Directors believe this decision will increase the trading liquidity of Goldcorp shares, which should lead to enhanced share value.

The shares are expected to start trading on a subdivided (split) basis next month. Unfortunately, a precise date is currently unavailable. A labour strike by provincial government employees has suspended the required regulatory approval process. A press release will be issued once the record and effective trading dates are known.

Goldcorp is one of the most profitable corporations in North America, based on a per share basis during the last year. It has a strong cash flow, no debt and has more than US$80 million in cash and US$10 million in gold bullion. It is listed on the Toronto Stock Exchange (TSE), New York Stock Exchange (NYSE) and its options trade on The American Stock Exchange (Amex) and the Chicago Board of Options Exchange (CBOE).

For further information, please contact:

Chris Bradbrook Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 email: cbradbrook@goldcorp.com	Corporate Office: Goldcorp Inc. 145 King St. West, Suite 2700 Toronto, Ontario Canada M5H 1J8
General enquiries: (800) 813-1412 (Canada and United States)	email: info@goldcorp.com website: www.goldcorp.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC. By: /s/ Victoria K. Russell
Name: Victoria K. Russell Title: Vice President Legal Services

Date: March 22, 2002